
07006776


SEC MAIL PROCESSING
RECEIVED
MAR 5 2007
152
WASH, D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viant Capital LLC

OFFICIAL USE ONLY
~~46948~~
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Washington Street, Suite 325
(No. and Street)

San Francisco, (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott T. Smith (415)820-6105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd. #460 Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott T. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viant Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

SEE BELOW
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27th day of February 2007, by Scott Taylor Smith personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature


ANTONIO LOCATELLI
Comm. # 1457347
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires Jan. 18, 2008

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Scott Smith***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 27th day of Feb, 2007

at San Francisco, California



Scott Smith
Viant Capital LLC

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Members
Viant Capital LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Viant Capital LLC as of December 31, 2006 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viant Capital LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 9, 2007

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash in bank	$	1,894,615
Accounts receivable		46,870
Deposits - rent and other		98,246
Restricted securities		25,000
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $60,573		148,571
Total Assets	$	2,213,302

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities		1,372,006
Unearned revenues		5,000
Total Liabilities		1,377,006
Company equity:		
Contributed capital, net of accumulated withdrawals		(552,889)
Cumulative earnings		1,389,185
Total Company equity		836,296
Total Liabilites and Company Equity	$	2,213,302

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2006

Revenue	
Fees and commissions earned	8,751,292
Gain on restricted securities received as fee	25,000
Interest income	5,461
Total revenue	8,781,753
Expenses	
Salaries	3,647,110
Officer compensation	2,447,600
Commission expense	658,733
Payroll taxes	79,307
Insurance	112,958
Rent	112,367
Professional fees:	
Legal	477,804
Accounting	25,847
Computer	30,247
Consultants	79,349
Office expense	26,531
Subscriptions and data services	72,516
Telephone and communication	21,903
Travel and entertainment	95,205
Regulatory fees	15,146
Depreciation and amortization	22,560
Other	33,883
	7,959,066
Net income	$ 822,687

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Changes in Company Equity
For the Year Ended December 31, 2006

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2005	$(388,100)	$ 566,498	$ 178,398
Net income	-	822,687	822,687
Contributions, net of withdrawals	(164,789)	-	(164,789)
Balance - December 31, 2006	$(552,889)	$ 1,389,185	$ 836,296

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 822,687
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	22,560
Net write-off of fixed assets	14,390
Changes in operating assets and liabilities:	
Decrease in accounts receivable	11,300
Increase in restricted securities received as fee	(25,000)
Lease deposits and prepaid expenses	(51,557)
Increase in accounts payable and accrued liabilities	1,205,670
Net cash provided by operating activities	2,000,050
Cash flows from investing activities:	
Purchase of funiture, equipment and leasehold improvements	(147,439)
Net cash used in investing activities	(147,439)
Cash flows from financing activities:	
Net capital withdrawals	(164,789)
Net cash used in financing activities	(164,789)
Net decrease in cash	1,687,822
Cash at beginning of year	206,793
Cash at end of year	$1,894,615

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Notes to Financial Statements
December 31, 2006

1. General Information and Summary of Significant Accounting Policies

Description of Business
Viant Capital LLC (the "Company"), a subsidiary of Viant Group LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The principle estimate is associated with the valuation of the accounts receivable for services performed.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $100,000. At December 31, 2006, the cash balance in the bank account exceeded the FDIC insured by $1,868,409.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 2.66 to 1 at December 31, 2006. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2006, the Company had net capital as defined of $517,609, which exceeded the minimum requirement of $86,063. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Lease Commitment

In late 2006, the Company entered into a new lease commitment as follows:

New Lease	Security Deposit	Monthly Payment	Annual Base Rent	Term
500 Washington Street, Suite 325, San Francisco, CA	$ 97,840	2007-2011: $16,307 2012-2016: $17,326	2007-2011:$195,680 2012-2016:$207,910	Years 1-5 Years 6-10

The lease commenced in late November 2006 with a half month rent holiday of $8,153. The actual lease calls for a letter of credit for $60,000, which will be reduced annually over the next 3 years; however, a security deposit of $97,840 is currently on deposit with the landlord.

As part of the move in, Viant incurred leasehold improvement costs of $64,216, which are being amortized over the 10 year lease term. At December 31, only $1,070 had been amortized.

5. Income Taxes

There is no federal income tax liability for the Company at December 31, 2006. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

$12,590 was recognized in 2006 for California Franchise Tax expense. The California tax is based on gross receipts.

The Company was a corporation through November 12, 2003. Beginning November 13, 2003, the Company's form was changed to a limited liability company or LLC.

6. Fixed Assets

At December 31, 2006 the fixed assets were as follows:

Furniture and equipment	$ 144,928
Depreciation of furniture and equipment	(59,503)
Net furniture and equipment	85,425
Tenant improvements – Washington Street	64,216
Amortization of leasehold improvements	(1,070)
Net leasehold improvements	63,146
Total fixed assets and leasehold improvements	$ 148,571

Furniture and equipment is depreciated on a straight-line basis over 7 and 3 years, respectively. The 2006 leasehold improvements are amortized over the term of the lease or 10 years.

7. Restricted Securities

During the normal course of business, stock warrants were received for services performed by Viant. In 2006, the warrants were converted into 370,000 shares of *restricted* UpSnap, Inc. (UpSnap) stock.

The UpSnap shares are publicly traded OTC. At December 31, 2006, the shares were valued at $.56 per share or $207,200. Although the shares are in Viant's possession, Viant has represented to UpSnap that the securities are for investment and not for immediate resale or distribution. Furthermore, Viant recognizes that the shares must be held indefinitely unless registered or an exemption from registration is available.

As such, the UpSnap restricted shares are discounted from the fair value above. At December 31, 2006, Viant has valued the shares at approximately $25,000. The discount is based on the restrictions placed on the shares as well as the effect each share sold would have on the fair value of subsequent shares sold.

In January 2007, UpSnap's independent auditors issued a going concern qualified opinion for the financial statements issued for the period ended September 30, 2006.

SUPPLEMENTARY INFORMATION

VIANT CAPITAL LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

Company equity	$ 836,296
Less non-allowable assets	
Accounts receivable	(46,870)
Restricted securities received as fees	(25,000)
Deposits	(98,246)
Net furniture and equipment	(148,571)
Net capital	517,609
Greater of 6-2/3% of aggregate indebtedness ($1,377,006) or $5,000	86,063
Net capital in excess of requirement	$ 431,546
Ratio of aggregate indebtedness ($1,377,006) to net capital ($517,609) (required to be less than 15 to 1)	2.66 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2005 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 1,329,558	$ 564,276	2.36 to 1
Net changes in assets and liabilities	47,448	(46,667)	
Per statements as finalized	$ 1,377,006	$ 517,609	2.66 to 1

VIANT CAPITAL LLC
Schedule II, III, and IV
December 31,2006

<u>Schedule II</u>

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

During the year ended December 31, 2006, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended December 31, 2006.

<u>Schedule III</u>

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(1).

<u>Schedule IV</u>

Schedule of Segregation Requirements and Funds in Segregation
for Customer's Regulated Commodity Futures and Options Accounts

This schedule is not applicable to the Company's operations in 2006.

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Viant Capital LLC
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of Viant Capital LLC (the "Company"), for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 9, 2007

END